New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel 852 2533 3388 fax	William F. Barron* Bonnie Chan* Karen Chan† Yang Chu † James C. Lin*	Gerhard Radtke* Martin Rogers† Patrick S. Sinclair* Miranda So* James Wadham†

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

September 3, 2019

Re:	Genetron Holdings Limited (CIK: 0001782594)

Confidential Submission of the Draft Registration Statement on Form F-1

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

On behalf of Genetron Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft Registration Statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States by the Company of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares, par value US$0.00002 per share. Subject to market conditions and the review of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Company currently expects to file a preliminary prospectus containing the estimated offering size and a price range in November 2019. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Commission for emerging growth companies, the enclosed Draft Registration Statement is being submitted to the Staff in draft form and on a confidential basis. The Company confirms to the Staff that it will publicly file the Draft Registration Statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the proposed offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Steve Wang at +852 2533-1092 (xuelin.wang@davispolk.com).

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Securities and Exchange Commission	2	September 3, 2019

Thanks for your time and attention.

Yours sincerely,

/s/ Li He

cc:	Mr. Sizhen Wang, Chief Executive Officer

Mr. Evan Ce Xu, Chief Financial Officer

Genetron Holdings Limited

Mr. Fang Liu, Esq., Partner

Clifford Chance US LLP

Mr. Kevin PF Ng, Partner

PricewaterhouseCoopers Zhong Tian LLP